Exhibit 99.1

Mobilicom Announces Receipt of Nasdaq Minimum Bid Price Notification

Shoham, Israel, June 28, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it has received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”). The letter notifies the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s American Depositary Shares (“ADSs”) listed on the Nasdaq was below USD $1.00 for 30 consecutive trading days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of USD $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its ADSs, and during the grace period, as may be extended, the Company’s ADSs will continue to trade on the Nasdaq under the symbol “MOB”.

In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until December 23, 2024, to regain compliance with the minimum bid price. If at any time before December 23, 2024 the bid price of the Company’s ADSs closes at or above USD $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement.

In the event the Company does not regain compliance by December 23, 2024, the Company may be eligible for an additional 180 days to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

The Company will continue to monitor the closing bid price of its ADSs on the Nasdaq between now and December 23, 2024 and seek to cure the deficiency within the prescribed compliance period. The Company’s business operations are not affected by the notification letter.

If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its ADSs are subject to delisting.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com